UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES BOARD OF DIRECTORS’ DECISION

Medellín, Colombia, February 23, 2010

In a meeting held on February 22, 2010, the Board of Directors of Bancolombia S.A. (“Bancolombia”) authorized Mr. Jaime Alberto Velásquez Botero and Luis Fernando Muñoz Serna, Vice President of Finance and Vice President of Mortgage Banking respectively, to instruct Fiduciaria Helm Trust S.A., the administrator of the share portfolio Cartera Colectiva con Pacto de Permanencia Acciones Sistema Valor Agregado, to proceed with the sale of Mr. Velasquez Botero’s units in such share portfolio. The units represent shares of Bancolombia.

The transaction will proceed in accordance with the internal procedures for the acquisition and disposal of Bancolombia’s shares by its officers and directors, which procedures can be viewed on Bancolombia’s Investor Relations website at www.grupobancolombia.com.co, under “Corporate Governance”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: February 23, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
Name: Jaime Alberto Velásquez B.
Title Vice President of Finance